SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION /RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

NAVTECH, INC.

(Name of Subject Company)

NAVTECH, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

63935Q100

(CUSIP Number of Class of Securities)

David Strucke, Chief Executive Officer

c/o Navtech Systems Support, Inc.

295 Hagey Blvd., Suite 200

Waterloo, ON, Canada N2L 6R5

(519) 747-1170

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

William B. Asher, Jr., Esq.

Andrew J. Hickey, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA  02110

(617) 248-5000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.                     Subject Company Information.

Name and address. The subject company is Navtech, Inc., a Delaware corporation (the “Company” or “Navtech”). The address and telephone number of the Company’s principal executive offices are c/o Navtech Systems Support, Inc., 295 Hagey Blvd., Suite 200, Waterloo, ON, Canada N2L 6R5 and (519) 747-1170. Unless the context requires otherwise, all references in this Schedule 14D-9 to “we,” “us,” or “our” refer to the Company.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $0.001 per share (the “Shares”). As of August 31, 2007, there were 4,380,325 Shares outstanding, and 724,125 Shares issuable or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.                     Identity and Background of Filing Person.

Name and address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1 above is incorporated herein by reference. The Company’s website is www.navtechinc.com. The information on the Company’s website should not be considered a part of this Statement.

Tender offer. This Statement relates to the tender offer by NV Holdings, Inc., a Delaware corporation (including any successor, the “Offeror”) being made by the Offeror pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase all of the remaining outstanding Shares not owned by the Offeror or its affiliates, at a price of $2.50 per Share (the “Offer Price”), net to the sellers in cash, (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated October 9, 2007 (the “Offer to Purchase”), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of the Offer to Purchase, is referred to in this Statement as the “Tender Offer”. The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on October 9, 2007 (together with the exhibits thereto, the “Schedule TO”). Copies of the Offer to Purchase and related letter of transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Schedule TO states that the Offeror’s address is c/o Cambridge Information Group, Inc., 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814 and its telephone number is (301) 961-6747.

Item 3.                     Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between Navtech or its affiliates and (a) Navtech or its executive officers, directors or affiliates, or (b) the Offeror or its executive officers, directors or affiliates.

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a)                      Arrangements with Executive Officers and Directors of the Company.

A majority of the directors of the Company (hereafter defined as the “Affiliated Directors”) have actual or potential conflicts of interest in connection with the Tender Offer, as summarized herein. Certain of the Company’s Affiliated Directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

Affiliates of Offeror. The Offeror is jointly owned and controlled by Cambridge Information Group II LLC and its affiliates (collectively, “CIG”), Externalis S.A. and its affiliates (collectively, “Externalis”) and ABRY Mezzanine Partners, L.P. and ABRY Investment Partnership, L.P. and their respective affiliates (collectively, “ABRY” and together with CIG and Externalis, the “Sponsors”). According to the Schedule TO, the Sponsors and their affiliates currently beneficially hold 4,770,145 shares in Navtech on a fully-diluted and as-converted basis, including Shares, shares of preferred stock convertible into Shares (“Preferred Shares”), warrants to purchase Shares and options to purchase Shares. According to the Schedule TO, such shares held by the Sponsors and their affiliates constitute 66.6% of the voting power of the Company, calculated on a fully-diluted basis (and assuming the exercise of all outstanding options and warrants of the Company). The Sponsors have committed to contribute to the Offeror all of the Shares, Preferred Shares and warrants to purchase Shares of Navtech owned by them if, after giving effect to the Offer and such contribution, the Offeror would hold at least 90% of the outstanding Shares of Navtech.

The following directors of Navtech, the Affiliated Directors, are also shareholders or affiliates of the Sponsors and the Offeror:

Michael Jakobowski served as Chief Financial Officer of Cambridge Information Group, Inc. (“Cambridge”), an affiliate of CIG, from September 1999 to February 9, 2007. Since February 9, 2007, Mr. Jakobowski has served as Chief Financial Officer of ProQuest LLC, a subsidiary of Cambridge jointly owned with ABRY. Prior to joining Cambridge, Mr. Jakobowski was the Vice President of Accounting for Thomson Financial Database Group from August 1997 to September 1999, and the Corporate Controller for Kline Group from June 1994 to August 1997. Prior to 1994, Mr. Jakobowski spent over 11 years in public accounting with Price Waterhouse, Coopers & Lybrand, and Johnson Lambert and Co. Mr. Jakobowski is a member of the American Institute of Certified Public Accountants. Mr. Jakobowski has served a director of the Company since November 2001.

John Hunt is a partner at ABRY. Mr. Hunt joined ABRY in 2004. ABRY, headquartered in Boston, is a private equity firm focused on the media and communications industry. Mr. Hunt is also co-head of ABRY Mezzanine Partners, LP. From 1990 until May 2004, Mr. Hunt was a general partner at Boston Ventures Management, Inc., a media and communications focused private equity fund. Mr. Hunt serves on the board of SoftBrands, Inc. and on the boards of a number of private companies. Mr. Hunt has served as a director of the Company since November 2005.

Andrew M. Snyder is the President of Cambridge, a privately-owned group of information services, publishing, and education companies. Mr. Snyder has been with Cambridge since 2003, and is also Chairman of Cambridge’s subsidiaries, ProQuest LLC and R.R. Bowker. Prior to joining Cambridge, Mr. Snyder spent seven years at the Goldman Sachs Group, most recently as Vice President in the Principal Investment Area. He also spent one year as the Assistant to the Chairman. Mr. Snyder graduated from the Wharton School at the University of Pennsylvania, and earned a J.D. from Georgetown University Law Center. He is a member of the Bar of the State of New York. Mr. Snyder has served as a director of the Company since November 2005.

Françoise Macq is the CEO of Externalis, a privately-owned holding company based in Brussels, Belgium. Prior to joining Externalis, Mrs. Macq spent nine years as an Investment Manager for Société Régionale d’Investissement de Bruxelles. Mrs. Macq began her career in the Corporate Finance Department of Morgan Stanley in London and subsequently worked as a Research Analyst specializing in oil companies in the Equity Research Department. Mrs. Macq graduated as a lawyer from Université Catholique de Louvain. Mrs. Macq has served as a director of the Company since June 2006.

Non-Affiliated Directors. Thomas Beynon, our Chairman of the Board of Directors, and David Strucke, a director and our Chief Executive Officer, are not affiliated with any of the Sponsors or with the Offeror. Neither Mr. Beynon nor Mr. Strucke (each, a “Non-Affiliated Director”) has entered into any agreement or arrangement with the Offeror with respect to the Tender Offer. Nevertheless, because Mr. Strucke is the Chief Executive Officer of the Company, and expects to be retained in such position following the completion of the Tender Offer, he may be deemed to have a conflict of interest in connection with the Tender Offer.

Cash Consideration Payable Pursuant to the Tender Offer. If the Company’s Non-Affiliated Directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of October 22, 2007, the Company’s Non-Affiliated Directors and other executive officers beneficially owned in the aggregate 135,000 Shares (excluding options to purchase Shares). If the Non-Affiliated Directors and executive officers were to tender all 135,000 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, such Non-Affiliated Directors and executive officers would receive an aggregate of $337,500 in cash.

As of October 22, 2007, the Company’s Non-Affiliated Directors and executive officers held options to purchase 496,500 Shares in the aggregate, 245,375 of which have vested. The exercise prices of such vested stock options range from $0.15 to $2.84 and have a weighted average exercise price of $1.01 per Share. If such vested options that have an exercise price less than $2.50 per Share were to be exercised and the option Shares so acquired were accepted for purchase and purchased by the Offeror, the aggregate net gain to the Non-Affiliated Directors and executive officers would be $379,000.

As discussed above in this Item 3(a) and below under Item 4(c), the Affiliated Directors are also shareholders of, and/or affiliated with, the Sponsors and the Offeror. The Affiliated Directors will not tender any Shares beneficially owned by them for purchase pursuant to the Tender Offer.

Offer to Rollover Shares of Management. Pursuant to the Offer to Purchase, the Offeror intends to permit members of senior management (including, without limitation, based upon a verbal statement of an Affiliated Director, the Chairman of the Board of Directors) who are accredited investors and who do not tender any shares in the Tender Offer to exchange, if they so choose, their Shares for shares of common stock in the Offeror after the Expiration Date of the Offer and prior to or in connection with the Merger (as defined below). Such members of senior management (including the Chairman of the Board of Directors) have not entered into any agreement, arrangement or understanding in regard to such exchange, and to the Company’s knowledge after reasonable inquiry, no member of senior management (including the Chairman of the Board of Directors) intends to so exchange his Shares for securities in the Offeror.

Director Compensation. The Company’s directors, with the exception of salaried officers, are entitled to receive an annual retainer of $6,000 (payable quarterly in advance). The Chairman of the Board is entitled to receive an annual retainer of $10,000 (payable quarterly in advance). The Chairman of the Audit Committee is entitled to receive an annual retainer of $8,000 (payable quarterly in advance).  Members of the Audit Committee receive an annual retainer of $5,000 (payable quarterly in advance). The Chairman of the Human Resources and Compensation Committee receives an annual retainer of $5,000 (payable quarterly in advance). Members of the Human Resources and Compensation Committee receive an annual retainer of $3,000 (payable quarterly in advance). The Chairman of the Corporate Governance Committee is entitled to receive an annual retainer of $5,000 (payable quarterly in advance). Members of the Corporate Governance Committee receive an annual retainer of $3,000 (payable quarterly in advance). In addition, the Company’s directors are entitled to be reimbursed for travel expenses incurred in attending any meeting of the Board or any of its committees. The Company’s By-Laws also provide, to the extent permitted by law, for certain indemnification of the directors, and the directors have also previously entered into indemnification agreements with the Company.

Employment Agreements.

We have entered into an employment agreement with David Strucke, our President, Chief Executive Officer, and Secretary that provides for an annual base salary of $265,000 (CDN). In addition, Mr. Strucke is eligible for an annual performance bonus of $132,500 (CDN) based upon the achievement of specific performance objectives established by our Board’s Human Resources and Compensation Committee. In the event we terminate Mr. Strucke’s employment without cause, he would be entitled to receive an amount equal to 12 months base salary, and an additional month base salary for every year of service after November 1, 2005 to a maximum entitlement of 18 months.

We have entered into an employment agreement with Britt Bowra, our Vice President, Sales and Business Development, that provides for an annual base salary of $138,375 (CDN). In addition, Mr. Bowra is eligible to receive commissions and an annual performance bonus of $75,000 (CDN) based upon the achievement of specific performance objectives established by our Board’s Human Resources and Compensation Committee. In the event the we terminate Mr. Bowra’s employment without cause, he would be entitled to receive an amount equal to nine months base salary, and an additional month base salary for every year of service after February 1, 2006 to a maximum entitlement of 12 months.

We have entered into an employment agreement with Johan Holmqvist, our Vice President, Operations, that provides for an annual base salary of SEK $1,000,000. In the event the we terminate Mr. Holmqvist’s employment without cause, he would be entitled to receive an amount equal to twelve months base salary.

We have entered into an employment agreement with Gordon Kilpatrick, our Vice President, Finance and Chief Financial Officer, that provides for an annual base salary of $185,000 (CDN). In addition, Mr. Kilpatrick is eligible for an annual performance bonus of $46,250 (CDN) based upon achievement of specific performance objectives established by our Board’s Human Resources and Compensation Committee. In the event the we terminate Mr. Kilpatrick’s employment without cause, he would be entitled to receive an amount equal to the greater of six months base salary or one month base salary for every year of service to a maximum entitlement of 12 months.

(b)                      Arrangements with the Offeror.

Except as set forth in this Statement, none of the Offeror, its executive officers, directors or affiliates has any contract arrangement, understanding or relationship with any other person with respect to any securities of the Company.

Affiliates of Offeror. The information included in Item 3(a) hereof under the headings “Affiliates of Offeror” and “Offer to Rollover Shares of Management” are herein incorporated by reference.

Series A Purchase Agreement. On November 22, 2005, we entered into a Series A Convertible Participating Preferred Stock and Warrant Purchase Agreement (the “Series A Purchase Agreement”) with CIG and Externalis (together the “Investors”) whereby the Investors purchased 1,600,000 shares of our Series A Preferred Stock (1,200,000 by CIG and 400,000 by Externalis) and warrants (the “Warrants”) evidencing the right to acquire an aggregate of 100,000 shares of our Common Stock (75,000 by CIG and 25,000 by Externalis), for an aggregate purchase price of $4,000,000 (the “Preferred Stock Offering”). Pursuant to the terms of the Series A Purchase Agreement, we granted to the Investors preemptive rights in connection with issuances by us of certain of our shares of capital stock that in any way rank senior to the Common Stock. The proceeds received by us in connection with the Preferred Stock Offering were used to consummate the acquisition of European Aeronautical Group AB (“EAG”). Each of the Investors was, prior to the execution of the Series A Purchase Agreement, and currently is, one of our principal shareholders. Moreover, each of the Investors (or their affiliates) is a Sponsor and a shareholder of the Offeror. The Series A Preferred Stock is senior in rights, preferences and privileges to the Common Stock as more fully described in the Certificate of Designation creating the Series A Preferred Stock filed as a Exhibit 3.1 to our Form 8-K, dated November 28, 2005, and which is incorporated herein in full.

Registration Rights Agreement. In connection with the Series A Purchase Agreement, we entered into a registration rights agreement dated November 22, 2005 with, among others, the Investors (the “Registration Rights Agreement”). The Registration Rights Agreement obligated Navtech to file a registration statement covering, among other shares, (i) the Shares issuable upon conversion of the Series A Preferred Stock, (ii) the Shares issuable upon the exercise of the Warrants, and (iii) any Shares previously held by the Investors or acquired after the date of the Registration Rights Agreement by the Investors. Pursuant to the terms of the Registration Rights Agreement, the Investors are entitled to two demand registration rights and unlimited piggy-back registration rights.

Letter Agreement. In connection with the Series A Purchase Agreement, we entered into a letter agreement dated November 22, 2005 with Cambridge (the “Letter Agreement”), whereby we granted Cambridge (or its affiliates) the right to designate two members to serve on its Board of Directors so long as Cambridge (or its affiliates) holds 22% of Navtech’s Shares on a fully-diluted and as-converted basis. The Letter Agreement further provides that Cambridge (or its affiliates) shall have the right to designate one member to serve on our Board of Directors so long as Cambridge (or its affiliates) holds 10% of Navtech’s Shares on a fully-diluted and as-converted basis. Subject to the requirements of applicable law and any other rules or regulations that apply to us, the persons designated by Cambridge (or its affiliates) to serve as directors pursuant to the terms of the Letter Agreement are also entitled to serve on all committees of the Board of Directors established by the Board. Effective upon the closing of the Preferred Stock Offering and pursuant to and in accordance with the terms of the Letter Agreement, Andrew M. Snyder, a designee of Cambridge, was appointed to fill one existing vacancy on the Company’s Board of Directors by the sitting members of the Board.

ABRY Notes and Warrants. On November 22, 2005, Navtech Systems Support, Inc. a wholly owned subsidiary of the Company (“Navtech-Canada”), and ABRY entered into a Note Purchase Agreement (the “2005 Note Purchase Agreement”) whereby Navtech-Canada agreed to sell to ABRY (i) an aggregate amount of $6,000,000 of its 9.0% Senior Subordinated Notes due 2011 (the “Tranche A Notes”), and (ii) an aggregate amount of $15,000,000 of its 12.5% Senior Subordinated Notes due 2011 (the “Tranche B Notes,” and collectively with the Tranche A Notes, the “Notes”). The issuance and sale by Navtech-Canada of the Notes shall be known in this Schedule 14D-9 as the “Private Placement.”  Navtech-Canada is required to redeem the Notes on November 22, 2011. The Tranche A Notes are subject to optional redemption by Navtech-Canada in whole or in part at any time prior to November 22, 2007 (as more fully described in Section 7B of the 2005 Note Purchase Agreement) and the Tranche B Notes are subject to optional redemption by Navtech-Canada in whole (not in part) at any time on or after November 22, 2007 with a premium (as more fully described in Section 7B of the 2005 Note Purchase Agreement). The Notes are also subject to optional redemption by Navtech-Canada upon a Change of Control (as defined in the 2005 Note Purchase Agreement and as more fully described in Section 7C of the 2005 Note Purchase Agreement). The proceeds received by Navtech-Canada in connection with the Private Placement were used to consummate the acquisition of EAG.

Parent Guaranty. In connection with the 2005 Note Purchase Agreement, we entered into a Parent Guaranty with ABRY Mezzanine Partners, L.P., individually and as agent for the other obligees named therein, dated November 22, 2005 (the “Parent Guaranty”), whereby we agreed to guaranty Navtech-Canada’s obligations to ABRY under the Notes and the 2005 Note Purchase Agreement. In addition, the Company’s subsidiaries entered into a Subsidiary Guaranty dated November 22, 2005 in favor of ABRY (the “Subsidiary Guaranty”). As a result, the Company and its subsidiaries may become directly liable for Navtech-Canada’s obligations under the Notes upon the occurrence of an event of default by Navtech-Canada under the 2005 Note Purchase Agreement.

Warrant Agreement. In connection with the Private Placement, we entered into a Warrant Agreement dated November 22, 2005 (the “Warrant Agreement”) with ABRY, whereby we issued to ABRY warrants to purchase an aggregate of 312,176 of the Company’s Shares (the “ABRY Warrants”). The ABRY Warrants have an exercise price of $0.01 (subject to adjustment as set forth in the ABRY Warrants), are exercisable at any time from the date of issuance until the tenth anniversary of the date of issuance and have weighted average anti-dilution protection provisions as set forth in the ABRY Warrants. Pursuant to the terms of the Warrant Agreement, the Company granted preemptive rights to the holders of the Shares underlying the ABRY Warrants with respect future issuances of equity securities by the Company. Moreover, so long as at least 50% of the Notes remain outstanding, the holders of majority of the Notes then outstanding shall be entitled to designate one member to serve on our Board of Directors. Pursuant to Section 8 of the 2005 Note Purchase Agreement, the holders of the Warrants may require Navtech-Canada to purchase the ABRY Warrants and/or the Shares underlying the ABRY Warrants upon certain events of default under the 2005 Note Purchase Agreement or upon a Change of Control (as defined in Section 7C of the 2005 Note Purchase Agreement). The Shares underlying the ABRY Warrants are also entitled to certain registration rights as set forth in the Registration Rights Agreement.

The foregoing descriptions of the Series A Purchase Agreement, the ABRY Warrants, the Certificate of Designation, the Registration Rights Agreement, the Warrant Agreement, the Parent Guaranty, the 2005 Note Purchase Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Series A Purchase Agreement, the ABRY Warrants, the Certificate of Designation, the Registration Rights Agreement, the Warrant Agreement, the Parent Guaranty, the 2005 Note Purchase Agreement and the Letter Agreement, which are exhibits to the Form 8-K filed by the Company on November 21, 2005.

First Amendment to Note Purchase Agreement. On February 26, 2007, Navtech-Canada entered into an amendment to the 2005 Note Purchase Agreement (the “First Amendment”) with ABRY. As part of the First Amendment, as of February 26, 2007 the interest rate on the $6,000,000 Tranche A Notes was changed to 13% through the term of the Notes and the interest rate associated with the $15,000,000 Tranche B Notes was changed to 13%. In addition, the financial covenants stipulated in the 2005 Note Purchase Agreement were modified effective January 31, 2007. As of the date hereof, Navtech-Canada is in compliance with the financial covenants under the 2005 Note Purchase Agreement. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment which is an exhibit to the Form 10-QSB filed by the Company on March 13, 2007.

Second Amendment to Note Purchase Agreement. On August 28, 2007, Navtech-Canada entered into a Purchase Agreement and Second Amendment to Note Purchase Agreement (the “Second Amendment”) with ABRY whereby Navtech-Canada agreed to sell to ABRY an aggregate amount of $2,100,000 of its 13.0% (Tranche B) Senior Subordinated Notes due 2011. These Notes mature on November 22, 2011 and are subject to optional redemption by Navtech-Canada at any time on or after November 22, 2008 with a premium.

In connection with the Second Amendment, we and our subsidiaries entered into an Acknowledgement of Continuing Guaranty and Consent dated August 28, 2007 (“Guarantee Acknowledgement”), whereby we and our subsidiaries affirmed our obligations to guaranty Navtech-Canada’s obligations under the 2005 Note Purchase Agreement (i) with respect to us, under that certain Parent Guaranty dated November 22, 2005 by us in favor of ABRY, and (ii) with respect to our subsidiaries, under that certain Subsidiary Guaranty dated November 22, 2005 by our subsidiaries in favor of ABRY. As a result, we and our subsidiaries may become directly liable for Navtech-Canada’s obligations under the Notes upon the occurrence of an event of default by Navtech-Canada under the 2005 Note Purchase Agreement.

In connection with, and pursuant to, the Second Amendment, we issued to ABRY a warrant to purchase an aggregate of 42,958 shares of our common stock (the “Additional ABRY Warrant”). The Additional ABRY Warrant has an exercise price of $0.01 (subject to adjustment as set forth in the Additional ABRY Warrant), is exercisable at any time from the date of issuance until the tenth anniversary of the date of issuance and has weighted average anti-dilution protection provisions as set forth in the Additional ABRY Warrant. Pursuant to Section 8 of the 2005 Note Purchase Agreement, the holder of the Additional ABRY Warrant may require Navtech-Canada to purchase the Additional ABRY Warrant and/or the Shares underlying the Additional ABRY Warrant upon certain events of default under the 2005 Note Purchase Agreement or upon a change of control of the Company. The Shares underlying the Additional ABRY Warrant are also entitled to certain registration rights pursuant to and in accordance with the terms of the Registration Rights Agreement. The foregoing descriptions of the Second Amendment, the Guarantee Acknowledgement, and the Additional ABRY Warrant do not purport to be complete and are qualified in their entirety by reference to the Second Amendment, the Guarantee Acknowledgement, and the Additional ABRY Warrant which are exhibits to the Form 8-K filed by the Company on August 28, 2007.

Shareholders’ Agreement. On March 3, 2005, Robert N. Snyder, Andrew S. Snyder, Republic Electronics Corporation, Externalis, Kleber Beauvillain and Dorothy English entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”).  The Shareholders’ Agreement applies to 2,525,868 Shares (the “Subject Shares”) beneficially owned by the parties thereto. The Shareholders’ Agreement gives the parties thereto a right of first refusal with respect to transfers of the Subject Shares other than transfers to certain permitted transferees. In addition, the parties must exercise the voting rights attached to the Subject Shares in favor of the persons nominated by the Board to serve as directors, unless all of the parties agree to vote their Shares in favor of an alternative slate of nominees. A copy of the Shareholders’ Agreement was filed as an exhibit to the Schedule 13D/A (Amendment No. 1) filed by the Sponsors on March 4, 2005. This exhibit is incorporated herein in full.

Item 4.                     The Solicitation or Recommendation.

(a)                      Recommendation.

The Board is expressing no opinion as to whether the holders of Shares should tender their Shares pursuant to the Tender Offer and is remaining neutral as to the Tender Offer. The Board has made no determination whether the Offer is fair to and in the best interest of the holders of the Shares, and is making no recommendations regarding whether the holders of the Shares should accept the Offer and tender their Shares. Consequently, the Board urges each holder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the Board and described below. The Board unanimously approved this recommendation, with one director, Mr. Beynon, abstaining.

(b)                     Factors Considered by the Board.

In considering the Tender Offer and the transactions contemplated thereby, the Board consulted with the Company’s senior management and legal counsel. In expressing no opinion as to whether the Company’s shareholders should or should not accept the Tender Offer and tender their Shares to the Offeror pursuant to the Tender Offer, a material factor considered by the Board was that the Offer to Purchase is subject to a non-waivable condition of the Offeror that in order for the Tender Offer to be consummated, there must be a number of Shares validly tendered (and not withdrawn) which constitutes at least a majority of the outstanding Shares of the Company that are not beneficially owned by the Offeror and its affiliates and members of senior management. By requiring a “majority of the minority” of shareholders to validly tender their Shares in the Tender Offer, the Board believes that the best interests of the shareholders are served.

In addition to the foregoing, the Board considered the following additional factors, which the Board believes should be taken into account by the shareholders in considering whether to tender their shares:

•                  the disclosures concerning the Company’s business, financial condition, results of operations, prospects and competitive position that are set forth in the Company’s filings with the Securities and Exchange Commission;

•                  that the Company has prospects of increasing shareholder value over time but that it is also subject to certain substantial risks as a small independent publicly-traded company with limited resources, including, among other matters:

•                  volatility in the airline industry;

•                  global economic and political conditions, including the global war on terrorism;

•                  increasing competition, including competition from companies with larger financial, technical and marketing resources than the Company;

•                  risks associated with the Company’s ability to pay the obligations and perform the financial covenants under the debt that it incurred to acquire EAG in 2005;

•                  the risks of integrating EAG; and

•                  the other factors described in our Annual Report on Form 10KSB/A;

•                  that the $2.50 Offer Price represents a 37% premium to the closing price of the Shares on October 9, 2007, the last trading day prior to the publication of the Offer to Purchase;

•                  that the Board has not obtained a valuation opinion with respect to the Shares from an independent financial advisor and therefore cannot provide assurance that the $2.50 per Share Offer Price in the Offer to Purchase represents fair value for the Shares;

•                  that the Schedule TO contains a copy of the report of the financial advisor retained by the Offeror to value the Shares, which report sets forth the assumptions and methodologies utilized by the Offeror to determine the amount that it is prepared to offer to purchase the Shares;

•                  that the Shares are thinly traded and there is a low level of liquidity for the Shares in the public market;

•                  that the Tender Offer allows the Company’s shareholders to realize certainty of value for their Shares;

•                  that the Offeror’s obligations with respect to the Tender Offer and the Merger are not subject to any financial conditions and that the Offeror makes representations and warranties in the Offer to Purchase about the adequacy of its cash resources to purchase the Shares pursuant to the Tender Offer and to consummate the Merger;

•                  that, although members of management and certain directors have received inquiries in the past from persons who have expressed interest in acquiring the Company or an ownership interest in the Company, the Board has not attempted to seek a strategic or financial buyer for the Company or the Shares, nor has any prospective buyer made a formal offer to acquire the Company or the Shares;

•                  that the Sponsors have advised the Board that they do not presently intend to sell the Shares and other securities that they presently hold; and because CIG (and its affiliates), Externalis and ABRY hold, according to the Schedule TO, 43.0%, 17.7% and 5.9%, respectively (or an aggregate of 66.6%) of the potential voting power of the capital stock of the Company on a fully-diluted basis (assuming the exercise of all presently outstanding options and warrants), it would not be possible to affect a sale or other change of control of the Company without their consent;

•                  that four of the Company’s six directors are affiliates of the Offeror and have an interest in the Tender Offer, as more expressly set forth in Item 3 above under the heading “Affiliates of Offeror;”

•                  that an all cash transaction will be taxable to the Company’s shareholders for U.S. federal income tax purposes;

•                  the availability of appraisal rights in connection with the Merger for holders of the Shares who comply with all of the required procedures under Delaware law; and

•                  that the Company’s shareholders, other than the Offeror, will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its consideration of the Tender Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of Navtech as described under “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company “ in Item 3(a) above.

(c)                      Intent to Tender.

As set forth in Item 3(a) above, the Affiliated Directors do not intend to tender or cause to be tendered the Shares held of record or beneficially by them pursuant to the Tender Offer. Instead, the Sponsors affiliated with each of the Affiliated Directors will contribute to the Offeror all of the Shares, Preferred Shares and warrants to purchase Shares of the Company owned by them and if, after giving effect to the Offer and such contribution, the Offeror would hold at least 90% of the outstanding shares of the Company.

As set forth in Item 3(a) above, neither the Non-Affiliated Directors nor the members of senior management intend to exchange their Shares for shares of the Offeror in lieu of tendering their shares pursuant to this Tender Offer.

Item 5.                     Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.                     Interest in Securities of the Subject Company.

Except as otherwise set forth herein, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries. During the past 60 days, no options were granted to any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.                     Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth herein, the Company has not undertaken or engaged in any negotiations in response to the Tender Offer that relates to or would result in:  (a) a tender offer for or other acquisition of the Company’s common stock by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

If the Offeror or its affiliates holds more than 90% of the Shares of the Company after the consummation of the Tender Offer, the Offeror would be able to effect (and intends to effect), without a vote of, or prior notice to, Navtech’s shareholders, a short form merger (the “Merger”). Pursuant to the Merger, each outstanding Share (other than the shares owned by the Offeror or its affiliates) would be converted into the right to receive $2.50 per Share, in cash, without interest (which is the same as the Offer Price in the Tender Offer) on the date of the Merger (the “Effective Date”). In addition, based upon a verbal statement of an Affiliated Director, the Offeror intends to terminate and/or cash out any and all options with respect to Shares in the Merger as follows: (a) all unvested options will be terminated, (b) all outstanding vested options with an exercise price greater than or equal to the Offer Price will be terminated, and (c) all outstanding vested options with an exercise price less than the Offer Price will be eligible to receive cash in an amount equal to the difference between the Offer Price and the exercise price of such option.

Item 8.                     Additional Information.

Appraisal Rights. No appraisal rights are available in connection with the Tender Offer. However, if the Tender Offer is successful and the Merger is consummated, shareholders of the Company who have not properly tendered in the Tender Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Delaware General Corporate Law (“DGCL”) Section 262, will be entitled to receive appraisal rights for the “fair value” of their Shares as determined by the Delaware Court of Chancery. Shareholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to fair value under DGCL Section 262. Any shareholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights. A copy of Section 262 of DGCL is attached hereto as Exhibit (a)(4).

The obligations of the Company to notify shareholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s shareholders is held to approve the Merger, the Company will be required to send a notice to each shareholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the surviving corporation will be required to send a notice that the Merger has become effective to each shareholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the surviving corporation will be required to send a notice within 10 days after the date the Merger has become effective to each shareholder of record on the effective date of the Merger. The notice will inform shareholders of the Effective Date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS. IF THE MERGER IS COMPLETED, SHAREHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute. As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested shareholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested shareholder unless: (i) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested shareholder, the business combination is (x) approved by the board of directors of the corporation, and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested shareholder. In accordance with the provisions of Section 203, the Company’s Board of Directors approved the transactions in which CIG, Externalis and ABRY became interested shareholders and, therefore, the restrictions of Section 203 are inapplicable to the Tender Offer or the Merger and the transactions contemplated thereby.

Regulatory Approvals. The Tender Offer and the Merger are not subject to regulatory approvals or waiting periods in the United States, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Vote Required to Approve the Merger. Upon consummation of the Tender Offer, if the Company Board approves the Merger in accordance with the DGCL, under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.                     Exhibits.

Exhibit No.	Document

(a)(1)	Offer to Purchase for Cash All Outstanding Shares of Common Stock of Navtech, Inc. at $2.50 net per Share by NV Holdings, Inc. (1) (2)

(a)(2)	Form of Letter of Transmittal (2) (3)

(a)(3)	Press Release issued by the Company on October 9, 2007 relating to the Tender Offer(4)

(a)(4)	Section 262 of the Delaware General Corporate Law

(1)          Incorporated herein by reference to Exhibit 99.(A)(1) to the Offeror’s Schedule TO filed with the Securities and Exchange Commission on October 9, 2007.

(2)          Included in materials mailed to shareholders of Navtech, Inc. by the Offeror.

(3)          Incorporated herein by reference to Exhibit 99.(A)(2) to the Offeror’s Schedule TO filed with the Securities and Exchange Commission on October 9, 2007.

(4)          Incorporated herein by reference to Exhibit 99.1 to the Company’s From 8-K filed with the Securities and Exchange Commission on October 9, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navtech, Inc.

	By:	/s/ David Strucke

David Strucke
Chief Executive Officer

Date: October 23, 2007